Exhibit 99.2

The following excerpts are from the transcript of the earnings conference call held by Valvoline Inc. (the “Company”) for its second fiscal quarter of 2023, which began around 9:00 a.m. Eastern Time on May 10, 2023. The following does not purport to be a complete or error-free statement or summary of such conference call.

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Samuel Mitchell - Chief Executive Officer & Director, Valvoline Inc.

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After a thoughtful consideration, management and our Board of Directors concluded that a modified Dutch auction tender would allow us to most efficiently and expeditiously return the sale proceeds to our shareholders. We expect to proceed with a tender offer of up to $1 billion, subject to market conditions.

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Mary Meixelsperger - Chief Financial Officer, Valvoline Inc.

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With the tender offer, we anticipate to return up to $1 billion of the after-tax proceeds from the sale in addition to the $336 million already returned through share repurchases through April 30.

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Samuel Mitchell - Chief Executive Officer & Director, Valvoline Inc.

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As we have said, we plan to continue returning proceeds to shareholders and expect to initiate a tender offer for up to $1 billion of our common stock. Our team is doing tremendous work, and we are excited to focus on the new Valvoline as we continue to drive value for our shareholders.

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All right. Well, thank you all for joining us today. We’re excited to move forward with the new Valvoline following the close of the sale of Global Products business with our plans to return the proceeds to shareholders through a tender offer in place.

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Additional Information and Where to Find It

This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s common stock and does not constitute an offer to buy or the solicitation to sell the Company’s common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, the Letter of Transmittal and other related materials that the Company expects to file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED

MATERIALS (AND ANY AMENDMENT OR SUPPLEMENT THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. If and when the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer materials (including the Offer to Purchase, the Letter of Transmittal and other related materials) that the Company will be filing with the SEC at the SEC’s website at http://www.sec.gov. In addition, if and when the tender offer is commenced, the Company will provide contact information for shareholders if they should have any questions or assistance.